

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336


05005187

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
January 6th 2005


SEC MAIL PROCESSING
RECEIVED
JAN 13 2005
WASH, D.C. 179 SECTION

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- December 30th 2004


PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

CIMENTS FRANCAIS HOLDS 40% OF SUEZ CEMENT AFTER THE TENDER OFFER

Paris, 30 December 2004 – At the end of the validity term of the Public Tender Offer for Suez Cement Company, Ciments Français (Italcementi Group) - which launched the bid with a consortium of international investors on 6 December 2004 – has received an amount of 3,733,788 shares, equal to 5.8% of Suez Cement Company's capital.

In accordance with the rules governing the Offer, Ciments Français has decided to acquire the shares brought into the bid.

Despite not holding an absolute majority of share capital (Ciments Français' shareholding has now risen from 34.1% to 39.9%), Ciments Français confirms its commitment to Suez Cement Company.

After the result of the Offer, Italcementi Group reaffirms its willingness to remain one of the leading investor on the cement market in Egypt and a strategic partner of Suez Cement Company, a role which it stepped into as far back as 2001 when the Egyptian government appointed it to set up the privatization process.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel: +33(0)1 42 91 75 00
Fax: + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media relations:
Tel :+33(0)1 42 91 75 20



Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
January 6th 2005


SEC MAIL PROCESSING
RECEIVED
JAN 1 3 2005
WASH. DC
179
SECTION

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press information :

- December 30th 2004

Sincerely yours.

Finance Department Manager



F. MOREAU



Ciments Français
Italcementi Group

CIMENTS FRANCAIS HOLDS 40% OF SUEZ CEMENT AFTER THE TENDER OFFER

Paris, 30 December 2004 – At the end of the validity term of the Public Tender Offer for Suez Cement Company, Ciments Français (Italcementi Group) - which launched the bid with a consortium of international investors on 6 December 2004 – has received an amount of 3,733,788 shares, equal to 5.8% of Suez Cement Company's capital.

In accordance with the rules governing the Offer, Ciments Français has decided to acquire the shares brought into the bid.

Despite not holding an absolute majority of share capital (Ciments Français' shareholding has now risen from 34.1% to 39.9%), Ciments Français confirms its commitment to Suez Cement Company.

After the result of the Offer, Italcementi Group reaffirms its willingness to remain one of the leading investor on the cement market in Egypt and a strategic partner of Suez Cement Company, a role which it stepped into as far back as 2001 when the Egyptian government appointed it to set up the privatization process.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel: +33(0)1 42 91 75 00
Fax: + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media relations:
Tel :+33(0)1 42 91 75 20